SHEARMAN & STERLING
                              599 Lexington Avenue
                             New York, NY 10022-6069

(212) 848-7017

                                  July 13, 1999
                                                                   CONFIDENTIAL,
                                                                  FOR USE OF THE
                                                                 COMMISSION ONLY

BY EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

                         Covance Inc. (File No. 1-12213)
              PAREXEL International Corporation (File No. 0-27058)
          Request to Withdraw Confidential Preliminary Proxy Materials

Ladies and Gentlemen:

                  On behalf of our client, Covance Inc. ("Covance"), and on behalf of PAREXEL International Corporation, Inc. ("PAREXEL"), we hereby request that the Securities and Exchange Commission (the "Commission") withdraw the confidential preliminary proxy materials filed with the Commission on June 4, 1999 (the "Preliminary Proxy Materials").

                  The Preliminary Proxy Materials were filed pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") in connection with a proposed transaction between Covance and PAREXEL (the "Proposed Transaction"). On June 25, 1999, Covance and PAREXEL announced that they had terminated the Proposed Transaction by mutual consent. Accordingly, we will not be filing definitive proxy materials and we hereby request withdrawal of the Preliminary Proxy Materials.

                  Please do not hesitate to contact the undersigned at (212) 848-7017 if you have any questions regarding the foregoing.

                                                  Very truly yours,


                                                  /s/ Douglas A. Hand
                                                  ------------------------------
                                                  Douglas A. Hand, Jr.


cc:      Jeffrey S. Hurwitz
                  Covance Inc.
         Minnie S. Joung
                  Testa, Hurwitz & Thibeault, LLP (Boston)
         New York Stock Exchange, Inc.